Exhibit 99.2

OSTIN TECHNOLOGY GROUP CO., LTD.
Building 2, 101/201
1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046

ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 28, 2023
8:00 P.M., Beijing Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Ostin Technology Group Co., Ltd. (the “Company,” “we,” “us,” or “our”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on September 28, 2023, at 8:00 P.M., Beijing Time, at Building 2, 101/201, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046, or any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted or the shareholder attends the Meeting in person. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

This proxy statement and the accompanying Notice of Annual General Meeting of Shareholders are first being sent to the Company’s shareholders on or about August 31, 2023. Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the Meeting in person. If you do attend the Meeting, you may vote by ballot at the Meeting and your proxy will be deemed to be revoked.

Only holders of the ordinary shares of the Company, par value $0.0001 per share, of record at the close of business on August 18, 2023 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing a majority of the voting rights of the outstanding ordinary shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy needs not be a shareholder of the Company. For purposes of voting at the Meeting, each ordinary share is entitled to one vote upon all matters to be acted upon at the Meeting.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.      to re-elect each of the five directors named in this proxy statement as a director of the Company to hold office until the next annual general meeting or until his/her respective successor is elected and duly qualified; and

2.      to approve, ratify, and confirm the re-appointment of TPS Thayer, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 and No. 2.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting, or at any adjournment thereof, may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein. If no specific instructions are given by such shareholders, the proxy holder will vote or abstain at his/her discretion, as he/she will on any other matters that may properly come before the Meeting, or at any adjournment thereof.

Abstentions by shareholders are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules that permit companies to make available their annual reports to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended September 30, 2022 (the “2022 Annual Report”) has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 16, 2023. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2022 Annual Report to shareholders by visiting the “Annual General Meeting” heading under the “Shareholder Services” section of the Company’s website at http://ostin-technology.com/download-65-63-50.html. If you want to receive a paper or email copy of the Company’s 2022 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the investor relations contact of the Company, at ir@austinelec.com.

PROPOSAL NO. 1

RE-ELECTION OF CURRENT DIRECTORS

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting.

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

The Company’s Nominating and Corporate Governance Committee recommends, and the Board of Directors concurs, that the five current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following table and subsequent narrative set forth the biographic information of the five director nominees.

Name	Age	Position/Title
Tao Ling	55	Chairman of the Board of Directors and Chief Executive Officer
Xiaohong Yin	56	Director
Heung Ming Wong	53	Independent Director
John Carl Mein	69	Independent Director
Qiang He	38	Independent Director

DIRECTORS FOR RE-ELECTION

Tao Ling has served as our director since inception, our Chairman of the Board of Directors and Chief Executive Officer since June 2020 and the Chairman of Jiangsu Austin Optronics Technology Co., Ltd. (“Jiangsu Austin”), our wholly owned subsidiary, from December 2010 to July 2021. Since July 2021, Mr. Ling served as chief operating officer of Jiangsu Austin. He started in the electronics industry in 1989 at the then Nanjing Radio Factory and by 1994 had assumed leadership roles responsible for technology licensing, working with leading international companies such as Harris, Uniden, Hitachi and Ericsson. From 1995 to June 2000, He worked in the international business arm of Nanjing Panda Electronics and became vice president responsible for sales of a variety of key products including TVs and other household appliances. From July 2000 to March 2008, he worked in key sales, supply-chain management and operations roles at Nanjing Sharp Electronics, which was behind the Sharp-branded TVs sold in China and many other countries. From April 2008 to November 2010, he was Chairman of Nanjing Shunyijing Electrical Technology Co., Ltd., an electrical technology company in China making and distributing air conditioning systems, where he was responsible for strategic planning including budget and sales. Mr. Lin received a bachelor’s degree in Radio Technology and an MBA degree from Southeast University in China in 1985 and 2004, respectively.

Xiaohong Yin has served as our director since June 2020. Mr. Yin served as director and General Manager of Jiangsu Austin from January 2011 to August 2021, and was in charge of production, quality control, and after-sale services as well as sales activities of the LCM/OC Department of Jiangsu Austin. He started his career in 1989 at the international business arm of Nanjing Zhongshan Group, a state-owned trade company and had taken on various sales roles within the company before becoming vice president and heading a large sales team. From January 2007 to December 2010, Mr. Yin served as the Legal Representative of Nanjing Shunpu Electronic Co., Ltd., an electronic company in China, where he was responsible for overseeing senior management and performing other activities required by the board of director of such company. Mr. Yin received a bachelor’s degree in Radio Technology from Southeast University in China in 1989.

Heung Ming Wong has served as our director since April 2022. Mr. Wong has over twenty years’ experience in advising multinational companies on finance, accounting, internal control and corporate governance matters. Mr. Wong has served as an independent non-executive director of Helens International Holdings Company Limited (9869HK), a China-based investment holding company mainly engaged in bar operation and franchise business, since August 2021 and was appointed as the independent director of Sansheng Holdings (Group) Co. Ltd., a Hong Kong Mainboard Stock Exchange listed company (stock code: 2183) on August 1, 2022. Mr. Wong has also served as an independent non-executive director of Meihua International Medical Technologies Co., Ltd., (Nasdaq: MHUA) from April 2022 to June 2022. Mr. Wong also has served as a director of TD Holdings, Inc. (Nasdaq: GLG), a company engaged in commodity trading and supply chain services businesses, since April 2021. From June 2020 to March 2021, Mr. Wong served as Chief Financial Officer of Meten EdtechX Education Group Ltd. (Nasdaq: METX), a leading English language training service provider in China. He has served since April 2021 as an independent director of Shifang Holding Group Ltd. (1831HK), a Hong Kong-listed company which provides a wide range of integrated print media and digital media services to advertisers and since March 2020 as an independent director of Raffle Interior Ltd., a company engaged in the interior decoration business. Mr. Wong has been serving as the non-executive Chairman for Raffles Interior Ltd., a Singapore-based interior fitting-out services provider, since September 23, 2022. Previously, he also served as the Chief Financial Officer from March 2017 to November 2018 at Frontier Services Group (0500HK), a company listed on the Hong Kong Stock Exchange, which is a leading provider of integrated security, logistics, insurance and infrastructure services for clients operating in developing regions. Prior to that, Mr. Wong worked for Deloitte Touche Tohmatsu (China) and PricewaterhouseCoopers (China) for an aggregate of more than 11 years. Mr. Wong graduated from the City University of Hong Kong in 1993 with a bachelor’s degree in Accountancy and obtained a master’s degree in Electronic Commerce from the Open University of Hong Kong in 2003. He is a fellow member of the association of Chartered Certified Accountants and the Hong Kong institute of Certified Public Accountants and a member of the Hong Kong Institute of Certified Internal Auditor.

John Carl Mein has served as our director since April 2022. Mr. Mein has operated Mein Executive Group, an independent recruiting and business development firm, since August 2019, where he serves as the President and the sole employee. From September 2017 to July 2019, Mr. Mein served as the Vice President of Worldwide Sales for DustPhotonics, Inc., a manufacturer of optical transceivers and components. From July 2015 to July 2017, Mr. Mein served as the Vice President of Business Development for Petzila, Inc., an IoT startup company designing, building, and selling a remote treatcam for home pets, where he was responsible for fundraising, business development, and sales channel development. From July 2013 to July 2015, Mr. Mein was an independent sales consultant for Miller Heiman Group. From January 2009 to June 2013, Mr. Mein was the Vice President of Worldwide Sales for OneChip Photonics, where he was responsible for managing sales into the optical communications vertical market for fiber to the home and data center connectivity. Prior to 2009, Mr. Mein served in a variety of roles in sales and applications for several Silicon Valley companies, including Iamba Networks, Teknovus, Quake Technologies and Galileo Technology. Mr. Mein obtained a bachelor’s degree in Electrical Engineering from Kansas State University in May 1975, and a master’s degree in Electrical Engineering from Stanford University in June 1976.

Qiang He has served as our director since April 2022. Mr. He has served as a director for reporting and disclosure of Viomi Technology Co., Ltd. (Nasdaq: VIOT), a leading provider of smart home products and services in China, from May to August 2020, where he was in charge of financial reporting and disclosure. From December 2018 to January 2020, Mr. He held the positions of Senior Finance Manager and Chief Financial Officer at Minjiakefeng Information and Technology Co., Ltd., an online peer-to-peer lending platform in China. From September 2016 to October 2018, he was a senior associate at PricewaterhouseCoopers in Auckland, New Zealand and Hong Kong (short term secondment). Prior to that, Mr. He was an asset manager at Guangzhou Yuexiu Financial Leasing, a financial leasing company, from September 2014 to June 2015 and a senior associate at PricewaterhouseCoopers in Guangzhou, China from September 2008 to August 2014. Mr. He received a Graduate Diploma in Professional Accountancy from Unitec Institute of Technology in Auckland, New Zealand and a bachelor’s degree in business administration (financial management) from Jinan University in China. Mr. He is a CPA in China and the United States.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE.

BOARD OF DIRECTORS AND BOARD COMMITTEES

Our Board of Directors currently consists of five directors, including two executive directors and three independent directors. We have also established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. We have adopted a charter for each of the three committees. Each of the committees of our Board of Directors shall have the composition and responsibilities described below.

Terms of Directors

Our directors are not subject to a set term of office and hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Duties of Directors

Under Cayman Islands law, directors owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not properly fetter the exercise of future discretion;

(iv)   duty to exercise powers fairly as between different sections of shareholders;

(v)    duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)   duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Accordingly, as a result of multiple business affiliations, our directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our Board of Directors evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the afore-mentioned conflicts will be resolved in our favor. Furthermore, each of our directors has pre-existing fiduciary obligations to other businesses of which they are directors.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Committees of the Board

Audit Committee

Messrs. Mein, Wong and He serve as members of our Audit Committee with Mr. He serving as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Our Board of Directors has determined that Mr. He possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

•        evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

•        approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

•        monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

•        reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•        overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the Board of Directors;

•        reviewing and approving in advance any proposed related-party transactions and report to the full Board of Directors on any approved transactions; and

•        providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our Board of Directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our Board of Directors regarding corporate governance issues and policy decisions.

Compensation Committee

Messrs. Wong and Mein serve as members of our Compensation Committee with Mr. Wong serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our Board of Directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Messrs. Mein and He serve as members of our Nominating and Corporate Governance Committee, with Mr. Mein serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the Board of Directors for consideration and reviewing our corporate governance policies.

PROPOSAL NO. 2

APPROVAL, RATIFICATION, AND CONFIRMATION
OF
THE RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting.

The Company’s Audit Committee appointed TPS Thayer, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023, and the Board of Directors concurred.

In the event that our shareholders fail to ratify the appointment and the authorization, our Audit Committee will reconsider its selection. Even if the appointment is ratified, our Audit Committee in its discretion may recommend the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND
A VOTE FOR
THE APPROVAL, RATIFICATION, AND CONFIRMATION OF THE RE-APPOINTMENT
OF
TPS THAYER, LLC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2023.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, proxy statement and other material which may be sent to shareholders in connection with this solicitation. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director: Ostin Technology Group Co., Ltd.; Building 2, 101/201, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046. Any such communication must state the number of ordinary shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors
August 30, 2023	/s/ Tao Ling
Tao Ling
Chairman of the Board of Directors and Chief Executive Officer